November 3, 2003

03 NOV -5 AM 7:21

BOMBARDIER

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
[redacted]

03037208

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated November 3, 2003, with respect to the close of the sale of its Military Aviation Services unit which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

11/7

Signed in _____________, this ____ day of ________, 2003.

____

Name:
Title:

PRESS RELEASE

03 NOV -6 AM 7:21

BOMBARDIER

BOMBARDIER CLOSES THE SALE OF ITS MILITARY AVIATION SERVICES UNIT

Montréal, Nov. 3, 2003 — Bombardier Inc. today announced the closing of the sale of its Military Aviation Services unit to L-3 Communications MAS (Canada) Inc., an affiliate of New York-based L-3 Communications Corporation and Canadian-based Spar Aerospace Limited. The sale was closed for a total consideration of $87.4 million US. L-3's Canadian presence was established in 2001 when it purchased Spar Aerospace.

MAS was part of Bombardier's Defence Services business and was earmarked for divestiture as part of Bombardier's recapitalization program, announced on April 3, 2003. BMO Nesbitt Burns acted as Bombardier's financial advisors for this transaction.

This transaction received the approval of all appropriate regulatory authorities and other consents from government bodies in Canada and the U.S.

The MAS division of Bombardier's Defence Services business, which employs approximately 950 people, provides maintenance, repair, overhaul and a full range of technical services for military aircraft, from systems engineering to aircraft modification, and generated revenues of approximately $125 million Cdn in fiscal year 2003. MAS has been the prime contractor for CF-18 maintenance since 1986. MAS main facilities are located in Mirabel, Québec and Bridgeport, West Virginia.

Bombardier's Defence Services business was comprised of MAS and Military Aviation Training (MAT). The divestiture process of MAT is ongoing.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

November 3, 2003

03 NOV -5 AM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- Montréal, August 8, 2003 – Bombardier announces agreement to sell significant portion of Bombardier Capital's business aircraft portfolio
- Montréal, August 21, 2003 – Bombardier renews its short-term bank facility in North America
- Montréal, August 28, 2003 – Bombardier announces closing of public securitization in the U.S.
- Toronto, September 15, 2003 – Bombardier President and CEO Paul M. Tellier sets the record straight

BOMBARDIER AEROSPACE

- Montréal, August 14, 2003 – Bombardier Challenger 300 awarded European JAA type certification

- Toronto, September 15, 2003 – Bombardier signs Skywest Airlines for 30 CRJ700 Regional Jets

- Orlando, Florida, October 6, 2003 – Bombardier Aerospace launches Global Express XRS ultra-long-range business jet

- Montréal, October 6, 2003 – Bombardier President and CEO Paul M. Tellier calls on Canadian aerospace industry to demonstrate its value

- Orlando, Florida, October 8, 2003 – Bombardier Aerospace celebrates delivery of 600th Bombardier Challenger business jet

- Montréal, October 16, 2003 – Bombardier Aerospace to consolidate Learjet and Challenger series business aircraft production at two manufacturing sites

BOMBARDIER TRANSPORTATION

- Beer Sheva, Israel, September 5, 2003 – Bombardier strengthen ties with railway industry in Israel

- Orlando, Florida, September 8. 2003 – Fluor-Bombardier team makes final presentation to high speed rail authority

- Montréal, September 17, 2003 – Bombardier selected to supply trams to Brussels

- Montréal, October 1st, 2003 – Bombardier will supply additional Cobra trams to Zurich

- Miami, Florida, October 7, 2003 – Bombardier JetTrain rolls into Florida

- Montréal, October 9, 2003 – Bombardier officially presents the AGC Regional Express train to the SNCF and representatives of the French regions

- Orlando, Florida, October 24, 2003 – Fluor-Bombardier unveils marketing program for high-speed rail service

- Orlando, Florida, October 27, 2003 – High-speed rail break-through in Florida / Fluor-Bombardier win bid in Sunshine State

- Montréal, October 28, 2003 – Bombardier awarded CDN $292 million contracts for an extension to the Las Vegas Automated Monorail System

- Montréal, October 30, 2003 – Bombardier officially signs contract for 46 Bombardier Flexity Outlook trams for Brussels

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2003.

____
Name:
Title:

PRESS RELEASE

03 NOV -6 AM 7:21

BOMBARDIER

BOMBARDIER ANNOUNCES AGREEMENT TO SELL SIGNIFICANT PORTION OF BOMBARDIER CAPITAL'S BUSINESS AIRCRAFT PORTFOLIO

Montréal, Aug. 8, 2003 — Bombardier today announced an agreement to sell the bulk of Bombardier Capital's business aircraft market portfolio to GE Commercial Equipment Financing (CEF), for $339 million US ($475 million Cdn). The portfolio will be integrated into CEF's existing Corporate Aircraft business, an industry leader in the leasing and loan financing of corporate aircraft and helicopters worldwide. Bombardier Capital's business aircraft market portfolio is composed of loans and leases in relation to the financing of business aircraft.

The price represents the book value of the assets being sold.

Bombardier first announced its intention to withdraw from the financing of business aircraft on Sept. 27, 2002.

"On April 3, when we disclosed our action plan to recapitalize Bombardier, we reiterated that a portion of our business aircraft portfolio had been earmarked for sale. We are pleased to announce this agreement with GE," said Paul M. Tellier, President and CEO of Bombardier Inc.

GE Commercial Equipment Financing (CEF), a unit of GE Commercial Finance, helps thousands of customers - from small businesses to Fortune 100 companies - finance the purchase of fixed assets. With $73.4 billion US of served assets worldwide, CEF's portfolio includes manufacturing equipment; facilities; construction and office equipment; corporate aircraft; franchises; trucks and trailers; and a wide variety of other equipment. CEF also provides tax-exempt financing for state and local governments, universities and hospitals, as well as SBA loans for small businesses. GE is a diversified services, technology and manufacturing company with operations worldwide.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

03 NOV -5 AM 7:21

BOMBARDIER

BOMBARDIER RENEWS ITS SHORT-TERM BANK FACILITY IN NORTH AMERICA

Montréal, Aug. 21, 2003 — Today, Bombardier Inc. announced that it has received confirmation of the renewal of the 364-day portion of its North American credit facility with a syndicate of banks, for an amount of $730 million, effective Sept. 9, 2003. The new maturity date for this portion is Sept. 6, 2004, and the agent bank is the National Bank of Canada.

"This commitment, which comes a few weeks after the successful renewal of our bank lines in Europe, confirms banks in North America have confidence in Bombardier," said François Lemarchand, Bombardier's Vice President and Treasurer.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE

03 NOV -6 AM 7:21

BOMBARDIER

BOMBARDIER ANNOUNCES CLOSING OF PUBLIC SECURITIZATION IN THE U.S.

Montréal, Aug. 28, 2003 - Today, Bombardier Inc. announced the successful closing of $400 million US of two-year public bonds backed by Bombardier Capital's inventory finance receivables.

Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. underwrote this securitization of dealer floorplan loans.

"This is the first U.S. capital market financing transaction for Bombardier in more than a year," said François Lemarchand, Vice President and Treasurer of Bombardier. "The success of this transaction gives further evidence to the markets' confidence in Bombardier and in Bombardier Capital's inventory finance business."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE 03 NOV -5 AM 7:21

BOMBARDIER

BOMBARDIER PRESIDENT AND CEO PAUL M. TELLIER SETS THE RECORD STRAIGHT

Toronto, Sept. 15, 2003 – "The Canadian aerospace industry faces formidable and ferocious competitive forces worldwide. And so, Canadians have to decide whether to make Canada's aerospace industry central to this country's industrial and commercial strategy," says Paul M. Tellier, Bombardier President and Chief Executive Officer. Speaking today to a Canadian Club audience in Toronto, Tellier said "Canada is one of the most trade-oriented economies in the world. More than 40% of our Gross Domestic Product is trade-generated. In fact, one in three jobs in this country is directly dependent on our ability to sell our products elsewhere in the world.

"Canadian companies have made significant investments to develop high technology products such as Bombardier's family of regional jets", Tellier said. "But the Canadian economy needs the next generation of game-changing technologies if our manufacturers are going to continue to compete in international markets."

Tellier provided a brief update on Bombardier's action plan which is on track with every element falling into place as expected. "As a result of this financial restructuring," he said, "we have strengthened our balance sheet, improved our cash flow, got our credit ratings confirmed and hopefully increased our credibility, since we have not departed one iota from what we had stated we would do.

"With the sale of our recreational products business, we have decided our core activity going forward is *planes and trains*. This new orientation for Bombardier makes it a company of two equal-sized units which is the world leader in passenger rail transportation and the third largest aerospace company, right up there with Airbus and Boeing.

"Of course, more needs to be done," he continued, "as we consolidate and grow this company to the level of legitimate expectations of its shareholders, customers and employees."

Tellier also set out to debunk the myth that Bombardier may rely on favoritism and corporate handouts from government in pursuing its objectives. He then described the history of the company as a stunning saga.

Bombardier's products are now recognized internationally – perhaps more so than at home – as sophisticated and prestigious bearers of Canadian know-how and state-of-the-art technologies. Noting that Bombardier's worldwide success has not been without difficulties, Tellier said the company is not immune from criticism.

The bidding process for several of Bombardier's acquisitions in the past as well as for various contracts was then reviewed by Tellier who also covered the issue of government financial support for R&D, product development and exports.

Tellier cited examples of Bombardier's considerable contribution to the Canadian economy. "Bombardier created 9,265 jobs in this country since 1992, to bring its current Canadian workforce to 24,495 employees as of last July 31st. Our Canadian payroll represents $1.6 billion in 2002, and Bombardier employees earn salaries well above the Canadian average. The company provides business to over 5,200 Canadian suppliers spread across the West, Ontario, Québec and the Atlantic, who have in turn created thousands of jobs."

Tellier stated that Bombardier has been a cornerstone of the Canadian aerospace industry and an heir to an industry that has established and sustained a tradition of excellence. He concluded by explaining that Bombardier has always strived to create the level playing field that is essential to a prosperous industry in a liberalized global economy. "We have the will to succeed. We have the state-of-the-art technology. We have the dedicated and competent manpower. We have been and are indeed a good Canadian corporate citizen."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Full speech is available on our web site.

For information Dominique Dionne
Vice President, Public Relations and Communication
+514-861-9481

www.bombardier.com

03 NOV -5 AM 7:21

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER CHALLENGER 300 AWARDED EUROPEAN JAA TYPE CERTIFICATION

Certificate of Airworthiness awarded to first production aircraft

Montréal, August 14, 2003 – Bombardier Aerospace announced today that the all-new Bombardier Challenger* 300 business jet has been awarded full type certification to European JAR Part 25 Change 15 by the European Joint Aviation Authorities (JAA). The approval was issued on July 31 – less than two months after winning a record type certification from both the United States Federal Aviation Administration (FAA) and Transport Canada (TC).

"Achieving JAA certification so soon after being awarded certification by the U.S. and Canadian regulatory authorities, and without any additional limitations or restrictions, is simply another measure of the outstanding quality of this aircraft," noted Peter Edwards, president, Bombardier Business Aircraft. "With full TC, FAA and JAA certification, the Bombardier Challenger 300 is now truly an international product which can easily be put into service in any market."

Mr. Edwards noted that the Bombardier Challenger 300, designed to offer operators an exceptional combination of range, cabin comfort and value in the super-midsize business jet class, cleared these major certification milestones even before the first production aircraft left the final manufacturing line. "This is a remarkable achievement, reflecting the superior design and features of the aircraft."

The Bombardier Challenger 300 flight and ground test program involved five flight test aircraft plus two full-sized static test articles, one for static testing and the other for damage tolerance and fatigue testing.

The Bombardier Challenger 300 is the only super-midsize jet designed to meet the latest standards of Transport Canada 525, U.S. FAR 25 and the European JAR 25 regulations. It will also be fully compliant with Reduced Vertical Separation Minima (RSVM) regulations upon entry into service.

Certificate of Airworthiness awarded

On August 2, 2003 – just two days following JAA certification – the first Bombardier Challenger 300 green production aircraft received its Certificate of Airworthiness (C of A) from Transport Canada, confirming that Bombardier's manufacturing methods meet regulations and guidelines set out for this aircraft.

Aircraft s/n 20006 conducted its maiden flight July 28 and was awarded C of A after completing five production flights, including one 5½-hour flight.

Aircraft 20006 was recently delivered to Bombardier's completion centre in Tucson, Arizona and is scheduled to become the first Bombardier Challenger 300 aircraft to enter service in the fourth quarter of 2003.

Designed to deliver best-of-class value, the Bombardier Challenger 300 – formerly known as the Bombardier Continental – provides a cost-effective step-up for current light jet operators as well as for operators constrained by their current midsize aircraft. Powered by two new Honeywell AS907 high bypass ratio turbofan engines delivering 6,826 pounds (30.4 kN) of thrust, the Bombardier Challenger 300 can cross the U.S. within five hours. A 4,750-foot (1,448-m) takeoff distance and an actual landing distance of 2,610 feet (796 m) give it exceptional short airfield accessibility. Maintenance programs designed for on-condition airframe maintenance allow for operating costs equivalent to or better than any current midsize jet.

The Challenger 300 features a top speed of Mach 0.82 (541 mph; 870 km/h), a maximum non-stop range of 3,100 nautical miles (5,741 km) with eight passengers and a maximum takeoff weight of 38,500 pounds (17,463 kg). The spacious interior was designed around passenger comfort and functionality with a total cabin volume of 860 cubic feet (24.35 m3). The Challenger 300 was designed to fly above intense weather and air traffic, at a maximum operating altitude of 45,000 ft (13,716 m).

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries

Information: Leo Knaapen
Bombardier Aerospace
Montréal: (514) 855-7988

www.aero.bombardier.com

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER SIGNS SKYWEST AIRLINES FOR 30 CRJ700 REGIONAL JETS

Firm order worth $1.2 billion Cdn.

Toronto, September 15, 2003 – Bombardier Aerospace announced today that SkyWest Airlines of St. George, Utah has placed a firm order for 30 70-seat Bombardier CRJ700* regional jets for the airline's United Express operation on behalf of United Airlines. SkyWest also took options on an additional 80 Bombardier CRJ700 aircraft.

Value of the firm order is approximately $862 million U.S. ($1.2 billion Cdn.). Exercise of the 80 options by SkyWest could boost the potential value of the transaction to approximately $3.35 billion U.S. ($4.6 billion Cdn.). Deliveries of the firm-ordered aircraft are scheduled to begin early in 2004 and continue through 2005.

SkyWest is one of the original launch customers for the Bombardier CRJ and has placed firm orders for 100 of the 50-seat aircraft.

SkyWest and United recently signed a Memorandum of Understanding (MOU) for an 11-year contract under which SkyWest will significantly expand its United Express services. On September 10th, 2003, the MOU was converted to a definitive agreement with the approval of the SkyWest Board of Directors, United Airlines, and the U.S. Bankruptcy Court. SkyWest was the first regional airline to sign a MOU for growth aircraft with United, and SkyWest is now the first regional airline to complete a court-approved agreement.

Currently, SkyWest operates 675 daily flights to 66 cities for United out of hubs in Denver, Colorado; Los Angeles and San Francisco, California; Portland, Oregon; and Seattle, Washington. The new contract with United will provide SkyWest with new opportunities at United's Chicago, Illinois hub as well as expanded service in the Denver market.

"The 50-seat Bombardier CRJ has been the driving force behind our growth over the past decade and we are confident that the 70-seat Bombardier CRJ700 will help us continue that growth," said Jerry C. Atkin, chairman, president and CEO of SkyWest Airlines. "The Bombardier CRJ700 aircraft's exceptional seat-mile costs and its family commonality with the 50-seat CRJ will help us maintain our low cost structure while providing more efficient jet services to United Airlines."

"This order is evidence that the CRJ revolution is continuing and that the Bombardier CRJ has become an indispensable tool in the arsenal for many airlines," said Steven A. Ridolfi, president of Bombardier Aerospace, Regional Aircraft. "The Bombardier CRJ family delivers unbeatable economics in the 50/70/90-seat segment and continues to change the way the world flies."

"Bombardier Aerospace was first to the market with 70- and 90-seat regional jets and as at July 31st, there were already 112 CRJ700/CRJ900 aircraft in revenue service with nine operators around the world," Mr. Ridolfi added.

As of July 31st, 2003, firm orders for the Bombardier CRJ family stood at 1,261.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
An image of a SkyWest United Express CRJ700 aircraft is available in our Web site multimedia library at: **www.aero.bombardier.com/htmen/F15.jsp**

03 OCT -5 AM 7:21

PRESS RELEASE

BOMBARDIER
AEROSPACE

National Business Aviation Association

BOMBARDIER AEROSPACE LAUNCHES GLOBAL EXPRESS XRS ULTRA LONG-RANGE BUSINESS JET

Bombardier Global family continues to set the standard for speed, comfort

Orlando, Florida, October 6, 2003 – Bombardier Aerospace today introduced the new Bombardier Global Express* XRS, an improved version of the world's finest business jet aircraft.

The Bombardier Global Express XRS takes the outstanding performance of the Bombardier Global Express even further, offering greater levels of cabin comfort and technology to both passengers and crew, while connecting more cities faster than any other business jet.

"The Bombardier Global Express XRS, like the Bombardier Global Express, will continue to set the standard in the ultra long-range business aircraft market, combining the most versatile, stately and advanced business jet cabin with incomparable performance and technology," said Peter Edwards, president, Bombardier Business Aircraft. "There is no compromise with this jet and it reflects, once again, Bombardier's commitment to provide our customers with the best business jet aircraft in the world."

Improved Performance

Chief among the aircraft's performance improvements are increased range at high speed, improved takeoff capabilities and a new, fast refuelling technology.

The addition of a forward fuel tank in the wing/body fairing, which adds 1,486 pounds (674 kg) of useable fuel, will help carry the Bombardier Global Express XRS longer distances at higher speeds than any other business aircraft in its class – 6,150 nautical miles (11,400 km) at a cruise speed of Mach 0.85, and 5,450 nautical miles (10,100 km) at Mach 0.87.

A new zero flaps takeoff capability will allow Bombardier Global Express XRS operators to depart from "hot and high" airports at higher temperatures and with a greater fuel load, reaching more cities from more airports around the world.

The Bombardier Global Express XRS also features a new, fast refuelling technology that significantly shortens the refuelling process. Made possible by software upgrades to the fuel computer along with some structural adjustments, Bombardier expects that refuelling the Bombardier Global Express XRS will save 15 minutes.

BEVS is standard equipment

The Bombardier Global Express XRS will include the Bombardier Enhanced Vision System (BEVS) as standard equipment. Announced at last year's NBAA, the BEVS will reduce the risk of Controlled Flight Into Terrain (CFIT), runway incursions at night or during low visibility conditions, and increase overall depth perception in difficult operating conditions and/or at unfamiliar airports.

The heart of the BEVS is the second-generation SureSight I-series EVS sensor from CMC Electronics Inc., integrated with the Thales Avionics Heads-Up Display which offers the widest field-of-vision in corporate aviation.

Comprehensive flight testing will continue this fall and winter. Expected to be operational in the first quarter of 2005, the BEVS system will allow Bombardier Global Express XRS operators to take advantage of new U.S. Federal Aviation Admnistration(FAA) regulations increasing airport accessibility.

New cabin features improved pressurization, more light, more usable space

The new cabin of the Bombardier Global Express XRS features several ergonomic improvements including increased cabin pressurization, the addition of two windows, an enhanced floor plan, and a larger storage volume.

Bombardier Global Express XRS passengers will enjoy superior comfort thanks to an improved cabin pressurization that allows for a 4,500-foot cabin altitude at flight level 450 (FL450) and a 5,700-foot cabin altitude at FL510. This is the lowest in business aviation. An upgraded optional humidification system is also available.

Superior cabin ambiance is also achieved through the addition of two cabin windows, one located fore and the other aft, each providing up to 40 per cent more natural light in the vestibule area of the forward cabin, depending on a passenger's seating position. In addition to more natural light, the cabin also features the latest in Light Emitting Diode (LED) lighting technology. This new LED system is more reliable and versatile than traditional lighting, and contributes to a superior cabin ambiance.

The Bombardier Global Express XRS floor plan offers several enhancements including a full galley on the port side, a crew area with overhead storage on the starboard side. For charter operators, the crew area is newly certified for non-stop flights of up to 12 hours – two hours more than the current allowable maximum.

To complement these cabin enhancements, the Bombardier Global Express XRS will provide up to 15 cubic feet of additional aft storage volume, an easier-to-tailor overall galley volume, as well as more overhead storage in the crew area.

The Bombardier Global Express XRS is scheduled to enter service in early 2006. The list price is approximately $45.5 million U.S., for a typically configured aircraft.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Leo Knaapen
Bombardier Aerospace
Cell : (514) 918-9352

Note to Editors:
Images/Illustrations will be available on our Web site photo gallery at 3 p.m.:
www.aero.bombardier.com/htmen/F15.jsp

For more information on Bombardier Aerospace at NBAA 2003, please visit
www.aeroshow.com

PRESS RELEASE

03 OCT -5 AM 7:21

BOMBARDIER

BOMBARDIER PRESIDENT AND CEO PAUL M. TELLIER CALLS ON CANADIAN AEROSPACE INDUSTRY TO DEMONSTRATE ITS VALUE

Montréal, Oct. 6, 2003 – Speaking today at the Aerospace Industries Association of Canada's annual general meeting in Montréal, Bombardier President and CEO Paul M. Tellier called upon the industry at large to support the country's endeavours in the aerospace field on the global market. "I urge all of you to join us in defending and promoting an indigenous industry whose state-of-the-art products are carrying Canada's reputation of competence and excellence around the world," said Tellier.

"In Toronto recently, I asked a hard question: 'Does this country think the aerospace industry is integral to our economic prosperity going forward?' It is up to each and every one of us in this room today to ensure people hear our answer – an emphatic YES!" said Tellier.

Tellier emphasized that Canada's economy is one of the most trade oriented in the world and that more than 40% of the country's GDP is generated by trade. One in three Canadian jobs is directly dependent on exports. The aerospace industry is a strong driver of Canadian exports and generates more than $20 billion in revenues each year, 80% of which are attributable to exports. This industry employs 80,000 people nationwide.

Tellier pointed out that there is a storm cloud on the aerospace industry's horizon pertaining to aircraft financing. He explained that the current rate of production for aircraft and component part manufacturers threatens to outpace the financing available to customers. Tellier emphasized that customers look to three potential sources of financing: the manufacturer, private financial interests and export credit agencies.

Tellier also dispelled some of the myths about financing by driving home several key points: export financing is offered by Export Development Canada at market rates; the loans are made to foreign purchasers of Canadian products, not to the manufacturer; within EDC, the aerospace portfolio is clearly profitable; and similar financing is available to the customers of other companies such as Boeing, Airbus and Embraer.

Tellier underscored the fact that these loans are sometimes portrayed in the media as government handouts to the aerospace industry in general and to Bombardier in particular. These programs – such as EDC financing or Technology Partnerships Canada – are characterized as entitlements at best, market distorting subsidies at worst. He then called upon members of the industry at large and on the Aerospace Industries Association of Canada to promote and defend aerospace in Canada.

"As an industry, we must set the record straight. We owe it to ourselves, our employees and the government decision-makers who must contend with public opinion."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

Full speech is available on Bombardier's Web site.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

03 NOV -5 AM 7:21

PRESS RELEASE

BOMBARDIER
AEROSPACE

National Business Aviation Association

BOMBARDIER AEROSPACE CELEBRATES DELIVERY OF 600th BOMBARDIER CHALLENGER BUSINESS JET

Orlando, Florida, October 8, 2003 – Bombardier Aerospace today celebrated the delivery of the 600th Bombardier Challenger* widebody business jet – an aircraft that is the benchmark in its class for comfort, productivity and value for more than the last two decades.

The Bombardier Challenger 604, s/n 5557, was formally delivered to Clearwater Fine Foods of Bedford, Nova Scotia, one of the world's leading seafood companies, at a special ceremony held during the 56th National Business Aviation Association (NBAA) Annual Meeting and Convention.

"This is a significant milestone in corporate aviation, and a proud moment for the Bombardier Challenger program and our employees," said Jahid-Fazal Karim, vice president, International Sales, Bombardier Aerospace, Business Aircraft. "The Challenger changed the face of business aviation when it first entered into service, and continues to lead the way in its business jet category today."

The 600th aircraft was accepted by Gary Hamblen, aviation manager of Clearwater Fine Food's flight department, who said it will be used by company executives on routes in North America, Western Europe and the Caribbean to visit company facilities and customers.

"I am honoured to be accepting this milestone aircraft," stated Mr. Hamblen. "We selected the Bombardier Challenger 604 because of its outstanding range, large cabin size, ample baggage area, and proven track record as an effective business tool."

Popular among Fortune 500 corporations, governments, high net worth individuals and air charter companies alike, Bombardier Challenger aircraft have been sold to civil operators in more than 50 countries. The aircraft is also in government service with many countries, including, among others, Australia, Canada, China, Denmark, Germany, Korea, Malaysia, Jordan and the United States.

As of July 31, 2003, the fleet had accumulated more than 2.45 million flight hours while posting a dispatch reliability exceeding 99.7 per cent.

The current production model, the Challenger 604, is the fifth variant of the Challenger and has been the best-selling large business jet since 1996. Powered by proven General Electric CF34-3B1 high by-pass turbofan engines, the Bombardier Challenger 604 can fly up to 4,027 nautical miles (7,458 km) and has a maximum cruise speed of Mach 0.82 (541 mph; 870 km/h). It features the widest cabin of any true business jet available today – eight feet, two inches wide (2.49 m) with a comfortable stand-up room of six feet, one inch (1.85 m).

Bombardier Aerospace recently expanded the Challenger family with the addition of the super-midsize Bombardier Challenger 300 business jet (formerly the Continental*) and the Bombardier Challenger 800 (formerly the Challenger SE). The eight-passenger Bombardier Challenger 300 is designed to deliver best-of-class value in the super-midsize business jet category. Now fully certificated, the first Bombardier Challenger 300 is scheduled to enter service in the fourth quarter of 2003.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Leo Knaapen
Bombardier Aerospace
Cell : (514) 918-9352

Note to Editors:
Images/Illustrations will be available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

For more information on Bombardier Aerospace at NBAA 2003, please visit **www.aeroshow.com**

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE TO CONSOLIDATE LEARJET AND CHALLENGER SERIES BUSINESS AIRCRAFT PRODUCTION AT TWO MANUFACTURING SITES

To result in net annual savings of $33 million Cdn ($25 million US)

Will impact employment levels in Tucson and Wichita

Montréal, October 16, 2003 – Bombardier Aerospace has announced plans to create integrated manufacturing centres for its Bombardier Learjet* and Challenger* Series business jets at its Wichita, Kansas and Dorval, Québec locations respectively.

The new business aircraft manufacturing centres will regroup business aircraft final line activities and interior completions at one site. By combining these two activities in one location, Bombardier Aerospace will significantly reduce its production cycle times and inventory levels while improving its competitiveness. Production of Bombardier regional aircraft currently follows the integrated manufacturing centre model.

The creation of the two business aircraft integrated manufacturing centres will result in total net savings of $33 million Cdn annually ($25 million US) starting with the first full year of operation. The integrated manufacturing centres will be fully operational by the first quarter of 2005.

Additional benefits of the integrated manufacturing centres include:

- A centralized expertise around the same product lines, which will enable Bombardier Aerospace to be more efficient in its manufacturing activities and to better focus and respond to its customers' needs with a more streamlined and flexible organizational structure.

- The proximity to its supplier base, which will facilitate suppliers' 'just in time' integration into production activities and help achieve the full potential of cost reduction initiatives for the acquisition of aircraft components.

- A reduction in the number of sites required for production activities, which will make available manufacturing space for other business units.

Impact on Employment Levels

The creation of these integrated manufacturing centres will result in the relocation of manufacturing activities and a reduction in employment levels. Estimated severance costs related to the reduction in employment levels will be approximately $8 million US.

- In Tucson, a reduction of approximately 800 jobs over the next 15 to 18 months will take place as a result of the transfer of Bombardier Learjet interior completions to Wichita and Bombardier Challenger interior completions to Dorval. Some of the employees affected will have the opportunity to relocate to fill jobs in Wichita and Montréal.

  In addition, Tucson has been selected as the location for the western Bombardier Regional Aircraft Service Centre, which will result in the creation of approximately 300 new jobs over a three-year period. The Bombardier Business Aviation Services Centre will continue to operate at the site, adjacent to Tucson International Airport.

- In Wichita, there will be an overall workforce reduction of approximately 350 positions over the next 12 to 15 months. The increase in the number of employees due to the transfer of Bombardier Learjet completions from Tucson to Wichita will be offset by a reduction in the workforce as the assembly process of the Bombardier Challenger 300 is moved to Dorval.

- In Dorval, there will be no immediate increase in the level of employment resulting from the transfer of the Bombardier Challenger 300 assembly line from Wichita and Bombardier Challenger 300 and Challenger 604 interior completions from Tucson.

The table on page three summarizes the changes to site manufacturing activities as well as their impact on employment levels:

Bombardier Aerospace
Current and Future Site Manufacturing Activities

Current Operations	Future Operations	Workforce Reduction
Tucson		
Learjet 40 completions Learjet 45 completions Learjet 60 completions Challenger 300 completions Challenger 604 completions Business Aviation Services Center	Business Aviation Services Center Western Bombardier Regional Aircraft Service Centre	800 jobs over the next 15 to 18 months
Wichita		
Learjet 40/45 final assembly Learjet 60 final assembly Challenger 300 final assembly Business Aviation Services Center	Learjet 40/45 final assembly and completions Learjet 60 final assembly and completions Business Aviation Services Center	350 jobs over the next 12 to 15 months
Dorval		
Challenger 604 final assembly Challenger 800 final assembly Global Express/Global 5000 completions CRJ200 final assembly	Challenger 300/604 final assembly and completions Challenger 800 final assembly Global Express/Global 5000 completions CRJ200 final assembly	Nil
Toronto		
Q100/200/300 final assembly Q400 final assembly Global Express/Global 5000 final assembly	No change	Nil
Mirabel		
CRJ700 final assembly CRJ900 final assembly	No change	Nil
Belfast		
CRJ200 forward and central fuselage, horizontal stabilizer, wing components, engine nacelles CRJ700 forward and central fuselage, engine nacelles, wing components CRJ900 complete fuselage, engine nacelles, wing components Q400 wing mounted flight components Learjet 40/45 complete fuselage Challenger 300 centre fuselage Challenger 604 horizontal stabilizer, centre fuselage, engine nacelles Global Express and Global 5000 forward fuselage, horizontal stabilizer, tailcone, engine nacelles	No change	Nil

October 16, 2003

"An integrated assembly and completion process is a significant competitive advantage in our industry," said Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace. "These new integrated manufacturing centres will ensure our long-term success by maximizing synergies in our business aircraft production operations, resulting in significant cost savings and increased efficiency."

"We are dedicated to industry leadership in the regional and business aircraft markets. This integrated manufacturing strategy will simplify our processes and make it simpler for our customers to do business with us," he added.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information:

John Paul Macdonald
Bombardier Aerospace
(514) 855-7972

Dave Franson
Bombardier Aerospace
(316) 946-3085

www.aero.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER STRENGHTENS TIES WITH RAILWAY INDUSTRY IN ISRAEL

Beer Sheva, Israel, Sept. 5th, 2003 - Bombardier Transportation has signed a co-operation agreement with Israel Aircraft Industries (IAI). Under the agreement, the Ramta Division of IAI (IAI/Ramta) will perform as needed, at its facility located in Beer Sheva, final assembly of Bombardier-built double-deck cars, should Israel Railways decide to implement its plan to purchase further double-deck cars from Bombardier Transportation.

This project, which builds on the long-term relationship between Bombardier Transportation and Israel Railways, entails the transfer of know-how to IAI/Ramta, and the local assembly of double-deck cars destined for the Israeli market.

In addition, Bombardier Transportation is opening a permanent office in Israel. The new company, Bombardier Transportation Israel Ltd., will further strengthen the localization of procurement and services in Israel.

Commenting on these events, Pierre Lortie, President and Chief Operating Officer of Bombardier Transportation, stated: "This co-operation with IAI is a further demonstration of Bombardier's commitment to its ongoing fruitful association with the Israel Railways." He added: "The establishment of Bombardier Transportation Israel Ltd. will help us to better address the needs of the local rail industry and to support the outstanding development of Israel Railways."

Yossi Snir, General Manager of Israel Railways, added: "We welcome Bombardier Transportation's decision to enhance its presence in Israel and look forward to bringing our relationship to new heights."

Since 2001, Bombardier has delivered 57 double-deck vehicles to the Israel Railways, all of which are in successful operation. There are 36 additional cars currently under production, with further potential orders to come as per the ongoing contract with Israel Railways. More than 1,000 double-deck vehicles of the same type are currently in service with other customers worldwide. Bombardier has also delivered some 40 three-car diesel multiple units to Israel Railways.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Stephan Krenz
Phone: +49 3302 89 4383
Mobile: +49 174 926 2739

http://www.transportation.bombardier.com

FLUOR. BOMBARDIER

CONTACT:
Cory Tilley or Courtney Whitis
(850) 222-3767

FLUOR-BOMBARDIER TEAM MAKES FINAL PRESENTATION TO HIGH SPEED RAIL AUTHORITY

GLOBALLY RECOGNIZED PARTNERS OFFER FLORIDA STRONG FINANCIAL PLAN, PROVEN TECHNOLOGY FOR HIGH SPEED RAIL SYSTEM

ORLANDO, FL, Sept 8, 2003 —The team of Fluor Corporation and Bombardier Transportation, one of two remaining bidders for the Florida High Speed Rail Project, today made their final presentation to the Florida High Speed Rail Authority (FHSRA). The presentation illustrated to the Authority the strength of the Fluor-Bombardier financial plan and depth of the team's experience in the rail industry.

"We believe our proposal is the superior choice for Florida's high-speed rail system, bringing the best financial plan to the state, while offering a firm-fixed price and date-certain delivery," stated David Gedney, executive director, Fluor-Bombardier team.

"We are committed to bring Florida a high-speed rail system that is best in class and provide the residents and visitors of this great state an efficient, comfortable, high-speed alternative means of travel between Tampa and Orlando," added Gedney. "The financial stability and credibility of our team is unparalleled. There is no substitute for proven performance and innovative products; international construction, management and operating experience, and financial strength when building a major infrastructure project."

"Florida taxpayers and the High Speed Rail Authority should be confident that our record as the world leader in high-speed rail, combined with Fluor's engineering and construction expertise, means taxpayers won't be exposed to major risks," said Lecia Stewart, vice president, High Speed Rail, Bombardier Transportation North America. "It's a commitment no one else can match."

The Fluor-Bombardier plan offers a solution to having the first trains running less than six years after the contract is signed, using *Bombardier* JetTrain** high-speed rail technology manufactured in America to operate at speeds up to 150 mph. *JetTrain* equipment is the only high-speed rail technology in the world that is compliant with Federal Railroad Administration standards for high-speed safety.

-more-

An independent consultant to the FHSRA has conducted an analysis that indicates the Fluor-Bombardier plan offers the lowest cost for the state. The Fluor-Bombardier team proposal establishes a public-private partnership with the FHSRA to design, construct and finance the project and then run and maintain it for 30 years. The result will be a privately developed and operated public system owned by the FHSRA. Using FHSRA ridership projections, the Fluor-Bombardier Team service will be financially self-sustaining on an operating basis and will start paying a return to the state for its infrastructure investment in its second year of operation.

The FHSRA is expected to announce a decision on the selection of the identified proposer for the first phase of the project by October 27, 2003.

Fluor Corporation, with headquarters in Aliso Viejo, California, is one of the world's largest publicly owned engineering, procurement, construction, operations, maintenance and project management companies. With a network of offices in more than 25 countries and total employment of more than 30,000, Fluor specializes in the design-build-finance-development-maintenance of rail or transit system, major highways and toll roads, airports and aviation systems, water treatment or port facilities around the world. Among its many worldwide projects, it is part of the team that is designing, building and will maintain the first high-speed rail system in the Netherlands, developed as a public-private partnership involving billions of dollars in private financing. Fluor (NYSE: FLR) is a *Fortune* 500 company with revenues of $10 billion US in 2002. For more information, visit www.fluor.com

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $15.1 billion US. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For more information on the Fluor-Bombardier proposal, visit www.bombardier.com/fluor.

###

* Trademark of Bombardier Inc. and/or its subsidiaries

PRESS RELEASE

BOMBARDIER TRANSPORTATION

BOMBARDIER SELECTED TO SUPPLY TRAMS TO BRUSSELS

Montréal, September 17, 2003 — Bombardier Transportation welcomes the notice given by the Board of Directors of the Brussels transport authority (STIB) to award Bombardier an order for 46 bidirectional *Bombardier* FLEXITY** Outlook trams. The contract, which will be officially signed in about three weeks, includes the overhaul of the vehicles' bogies and propulsion equipment for a period of 15 years. The total value of the contract is approximately $191 million Cdn (125 million Euros), including $162 million Cdn (106 million Euros) for the vehicles and $29 million Cdn (19 million Euros) for the overhaul services. The delivery of the 100% low-floor trams is expected to take place between June 2005 and February 2007.

"STIB's decision reflects once more its confidence in Bombardier's products and services," commented Walter Grawenhoff, President, Light Rail Vehicles, Bombardier Transportation, on the announcement. "Since the 1950s, we have worked together closely on various tram and metro cars projects. The new *FLEXITY* Outlook vehicles will undoubtedly add to the impressive reputation that STIB has already gained."

Production of the vehicles will be undertaken by Bombardier mainly at its facility in Bruges, Belgium; the bogies will be produced at its Siegen site and the propulsion, at its Mannheim facility, both in Germany.

This order brings to 290 the number of *FLEXITY* Outlook vehicles purchased since 1999. Similar vehicles are in successful revenue service in the cities of Linz (Austria) and Lodz (Poland) and have recently been ordered by the cities of Eskisehir (Turkey) and Geneva (Switzerland).

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademark(s) of Bombardier Inc. or its subsidiaries

* * *

NOTE TO EDITORS: A photo is available on our Website at the following address: **http://www.transportation.bombardier.com/photography.jsp**

For information: Lydia Dufresne
Media Relations
Phone: +450 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WILL SUPPLY ADDITIONAL COBRA TRAMS TO ZURICH

Montréal, October 1st, 2003 – Bombardier Transportation and its consortium partner Alstom will supply a further 68 Cobra trams to Verkehrsbetriebe Zürich, the transport authority of the city of Zurich. Following the thorough testing of six preproduction trial vehicles delivered in 2001, the Zurich Cobra fleet will thus encompass 74 vehicles. The new order for 68 trams is valued at approximately $239 million Cdn (233 million Swiss Francs), and Bombardier's share of the contract amounts to some $194 million Cdn (190 million Swiss Francs). The vehicles are scheduled for delivery as of mid-2005.

As the leading partner in the consortium, Bombardier Transportation is responsible for the carbody, propulsion system, assembly and commissioning of the vehicles, with Alstom supplying the running gear and brake system.

Commenting on the new order, Thomas Portmann, Director of Verkehrsbetriebe Zürich, stated: "The Cobra is and will remain our first choice. It is technically and visually attractive, and the passengers are delighted."

"The Cobra vehicles are further proof of the strengths of Bombardier," said Walter Grawenhoff, President, Light Rail Vehicles, Bombardier Transportation. "We once again meet our customer's challenges with creative technical concepts and tailor-made solutions, as we recently did for the city of Geneva. This is clearly the best way to broaden our position as one of the world's leading tram suppliers."

The five-car articulated, end-to-end low-floor tram has been developed to comply with the requirements specified by the customer for the city of Zurich. Due to the specific local circumstances, the length of the vehicles may not exceed 37 meters. In order to provide a high passenger carrying capacity despite this limitation, the carbody width has been extended 20 centimetres compared with the trams currently operating in Zurich. Seven wide doors with a passenger boarding height of just 35 centimetres allow rapid boarding and alighting.

Large-area windows, modern passenger information systems and the spacious interior of the vehicles will turn tram travel in Zurich in future into an exciting experience. The pioneering crash concept with absorbers at the front end will increase passive safety for both passengers and other road users.

Running gear with wheel pairs radially steered via the car articulation units significantly reduces rail and wheel wear. The trams are also equipped with state-of-the-art IGBT power converter technology from the *Bombardier* MITRAC** product family, which, like the traction motors, incorporates environment-friendly water cooling.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. (15.8 billion euros). Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademark(s) of Bombardier Inc. or its subsidiaries

***

NOTE TO EDITORS: A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Media Relations
+450 441 8130

03 NOV -5 AM 7:21

PRESS RELEASE

FLUOR. BOMBARDIER

BOMBARDIER JETTRAIN ROLLS INTO FLORIDA

JetTrain locomotive and race car driver Mika Salo built for speed

Miami, Florida, October 7, 2003 – The *Bombardier* JetTrain** high-speed rail locomotive rolled into Miami today. The latest in "Made in America" high-speed technology was christened by Champ Car driver Mika Salo, who just last week celebrated a first-ever podium finish for PK Racing at Miami's Grand Prix Americas.

"Just over a week ago, I was here in Miami celebrating another type of high-speed milestone - our first podium finish in the Grand Prix Americas race. I love speed, and I am thrilled that Florida's residents and visitors will have a chance to experience their own high-speed network soon," said Salo.

The *JetTrain* locomotive is the first non-electric, high-speed rail solution designed specifically for the American market. Powered by a jet engine, *JetTrain* technology operates at 150 miles per hour and meets all American safety standards for high-speed rail.

"*JetTrain* is U.S. certified technology, ready to roll now," stated Lecia Stewart, vice-president, high speed rail for Bombardier Transportation, North America.

Fluor Corporation and Bombardier Transportation have provided the Florida High Speed Rail Authority (FHSRA) with a proposal to launch Phase I, Part 1 of a Florida high-speed passenger rail service between Tampa and Orlando. The team's bid has been evaluated by the FHSRA consultants as 36 per cent more economical than the competing proposal and offers $440 million in savings over the life of the project. The authority is expected to make its selection of the preferred bidder on October 27. The next phase of the Florida high-speed rail system will connect Orlando and Miami, and carry an estimated 10 million passengers annually.

"*JetTrain* high-speed rail service offers passengers a new way to travel between cities every day in safety, comfort and speed," commented Stewart. "At optimal speeds, *JetTrain* service will carry passengers between Miami and Orlando in 100 minutes."

* Trademark of Bombardier Inc. and/or its subsidiaries

The *Bombardier JetTrain* locomotive is the result of a public-private development partnership that began in 1998 between Bombardier Transportation and the Federal Railroad Administration (FRA) in the United States. The *Bombardier JetTrain* locomotive will make an additional stop in Orlando on Saturday, October 11.

Bombardier Transportation manufactures 20 different intercity and high-speed products, including seven different high-speed locomotives. It has participated in the development of many of the world's leading high-speed rail systems, including four different TGVs, the ICE trains used in Germany and the Netherlands, Italy's ETR 500, China's Xinshisu, Spain's AVE 102 and America's Acela.

Fluor Corporation, with headquarters in Aliso Viejo, California, is one of the world's largest publicly owned engineering, procurement, construction, operations, maintenance and project management companies. With a network of offices in more than 25 countries and total employment of more than 30,000, Fluor specializes in the design-build-finance-development-maintenance of rail or transit system, major highways and toll roads, airports and aviation systems, water treatment or port facilities around the world. Among its many worldwide projects, it is part of the team that is designing, building and will maintain the first high-speed rail system in the Netherlands, developed as a public-private partnership involving billions of dollars in private financing. Fluor (NYSE: FLR) is a *Fortune* 500 company with revenues of $10 billion US in 2002. For more information, visit www.fluor.com.

Bombardier Transportation is the global leader in rail equipment manufacturing and servicing. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion and controls, and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 were $15.1 billion US. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For more information on the Fluor-Bombardier proposal, visit www.bombardier.com/fluor.
For more information on the *Bombardier JetTrain* technology, visit www.jettrain.us.

Note: The foregoing release contains forward-looking statements regarding, among other things, the financial viability and profitability of the Fluor-Bombardier high-speed rail proposal in Florida. These forward-looking statements are based on management's current outlook, and actual results may differ materially as a result of numerous factors. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, results may differ materially from expectations and projections.

***

PHOTO AVAILABLE VIA OUR WEBSITE

For media requests:
Summer Stitz
Stanton Communications
(202) 223-4933 or cell. (202) 270-6830

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER OFFICIALLY PRESENTS THE AGC REGIONAL EXPRESS TRAIN TO THE SNCF AND REPRESENTATIVES OF THE FRENCH REGIONS

Montréal, October 9, 2003 — Today the President and Chief Operating Officer of Bombardier Transportation, Pierre Lortie, welcomed Daniel Percheron, President of the Nord-Pas-de-Calais Region, Louis Gallois, President of the French National Railways (SNCF), as well as representatives of the French Regions, to Bombardier's Crespin production site in France for the introduction of the Autorail Grande Capacité (AGC) high-capacity Regional Express Train (TER). Messrs. Percheron and Gallois personally drove the trainset on the track at the Centre d'Essai Ferroviaire at Valenciennes and were very pleased with its dynamic qualities.

The delivery of 279 AGC trainsets to 18 French administrative regions will take place as planned, starting in early 2004 and continuing through December 2007. The global contract signed with SNCF in December 2001 involves the delivery of 500 AGC trainsets intended for TER services.

The AGC represents the new generation of regional trains designed to meet current needs regarding the development of urban and intercity rail transportation. Technologically innovative and powerful, it puts the client at the centre of the design process. The AGC is available in numerous versions. The seating capacity of the trains can range from 160 to 220 seats, depending on the number of cars. Modular interior design exists in the High Class and Intercity versions. The trains can run on either diesel fuel, electricity or a combination of the two. The AGC will travel at 160 km per hour. Thanks to its articulated architecture, it sports wide carbodies and inter-circulation gangways, as well as a continuous low floor. These features provide excellent access for travellers, make it easier to move about in the trains and deliver greater comfort, visibility and security. The AGC not only meets the expectations of mass transit operators and users, but also respects environmental requirements and operating economics.

The AGC was designed and built by teams at the Crespin plant, in Nord-Pas-De-Calais, where Bombardier has developed a global centre of excellence by integrating the various railway trades and by making a significant investment to upgrade the industrial facility.

"Today it gives us great pleasure to present you with the AGC trainset, a forerunner of the commercial trainsets to be delivered to you starting in early 2004. This project is proceeding according to our initial schedule and we assure you that our employees are doing their utmost to respect all of our contractual commitments. An excellent balance between cutting-edge technology, aesthetic concerns, modernity and Bombardier Transportation's expertise, I have complete confidence in the future of this new equipment," Pierre Lortie told his guests.

Bombardier Transportation in France operates primarily at its Crespin site in the Valenciennes region, where it employs more than 2,100 people. In the French market, Bombardier Transportation participates in all TGV programs and manufactures a wide range of rolling stock for public transport. Among these products are the MF 88 and MF 2000 vehicles for the Paris metro, the Strasbourg, Nantes and Saint-Etienne tramways, the Nancy and Caen trams-on-tires, the recent vehicles for the RER network and the TER2N NG regional transport railcars.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

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NOTE TO EDITORS: Photos are available on our Website at the following address: **http://www.transportation.bombardier.com/photography.jsp**

For information: Lydia Dufresne
Media Relations
+450 441 8130

FLUOR. BOMBARDIER

CONTACT:
Cory Tilley (850) 222-3767

HIGH TECH. HIGH TOUCH. HIGH SPEED

FLUOR-BOMBARDIER UNVEILS MARKETING PROGRAM FOR HIGH-SPEED RAIL SERVICE

ORLANDO, FL, Oct. 24, 2003 – Bombardier Transportation and Fluor Corporation unveiled the final plank in their plan to make high speed rail a reality in Florida by introducing an innovative marketing plan to make the state's proposed high-speed rail system a showcase of customer-centric services and amenities.

The marketing plan is designed to maximize high-speed rail's drawing power as an effective and convenient public transportation option. A comprehensive plan is critical to establishing ridership levels on the proposed system and achieving financial success in line with Florida High Speed Rail Authority (FHSRA) objectives.

Titled 'Building for Customers', the Fluor-Bombardier plan calls for an exciting array of technology and comfort services that will enhance the customer experience on the new high-speed rail system. Lecia Stewart, vice president, High-Speed Rail, Bombardier Transportation, explained, "We are building a system for 4 million highly valued customers, and these customers have transportation choices. Our High-tech, High-touch, High-speed solution will drive ridership and ensure the highest levels of customer satisfaction."

A centerpiece of the customer offering will be the provision of Internet Cafes on the new high-speed trains. At these high-speed centers, customers will have the opportunity to purchase groceries and attraction passes online, make dinner reservations and even check their stock portfolios. Stewart continued, "The world is moving on-line, high-speed access on high-speed rail is one more way we can deliver the services our customers want – wherever and whenever they want it."

The customer-focused high-speed rail service envisions the latest in automated baggage handling and ticketing. Another innovation under consideration for the stations is the deployment of fleets of electric station cars. Fluor Executive Vice President David Gedney observed, "Customers make end-to-end trips – we consider it part of their high-speed rail experience to ensure all the legs are covered. The station car concept is well established in Europe and has been successfully piloted in a number of US urban centers including San Francisco, New York and Atlanta."

The Florida public's appetite for high-speed rail was evident during a recent tour of the

-more-

new *Bombardier* JetTrain** high-speed locomotive through Miami, Orlando and Tampa. The highly successful tour received enthusiastic public response in all three markets with more than 1,800 members of the public getting a first-hand look at the new equipment.

About the Fluor-Bombardier Bid
Fluor Corporation and Bombardier Transportation have provided the Florida High Speed Rail Authority (FHSRA) with a proposal to launch Phase I, Part 1 of a Florida high-speed passenger rail service between Tampa and Orlando. The team's bid has been evaluated by FHSRA consultants as 36 percent more economical than the competing proposal and offers $440 million in savings over the life of the project. The authority is expected to make its selection of the preferred bidder on October 27. The next phase of the Florida high-speed rail system will connect Orlando and Miami, and carry an estimated 10 million passengers annually.

Fluor Corporation, with headquarters in Aliso Viejo, California, is one of the world's largest publicly owned engineering, procurement, construction, operations, maintenance and project management companies. With a network of offices in more than 25 countries and total employment of more than 30,000, Fluor specializes in the design-build-finance-development-maintenance of rail or transit system, major highways and toll roads, airports and aviation systems, water treatment or port facilities around the world. Among its many worldwide projects, it is part of the team that is designing, building and will maintain the first high-speed rail system in the Netherlands, developed as a public-private partnership involving billions of dollars in private financing. Fluor (NYSE: FLR) is a *Fortune* 500 company with revenues of $10 billion US in 2002. For more information, visit www.fluor.com.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $15.1 billion US. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For more information on the Fluor-Bombardier proposal, visit www.bombardier.com/fluor.

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* Trademark of Bombardier Inc. and/or its subsidiaries

PRESS RELEASE

03 NOV -6 AM 7:21

FLUOR. BOMBARDIER

High-Speed Rail Break-Through in Florida
Fluor-Bombardier Win Bid in Sunshine State

Orlando, Florida, October 27, 2003 – High-speed rail in America got a significant boost today with the selection of the team Fluor-Bombardier to design, build, operate, maintain and finance the first phase of Florida's High-Speed Rail network that will speed people between the fast growing urban centers of Tampa and Orlando.

An extensive state-wide debate resulted in today's decision by the Florida High Speed Rail Authority (FHSRA) to select game-changing technology – the *Bombardier** *JetTrain** -- supported by the unparalleled expertise of Fluor to develop the infrastructure to support construction of the system

"This bid offers real risk sharing and equity from the private sector. Our bid clearly offers the best deal for the state of Florida," commented Fluor Executive Vice President David Gedney. "Congratulations to the Florida High Speed Rail Authority on their efforts, and we look forward to working with the state of Florida to deliver this exciting high-speed rail system."

Lecia Stewart, vice president, High-Speed Rail, Bombardier Transportation, explained "The time has come for high-speed rail in America. People are searching for choices to move around comfortably, safely and fast. We are excited about delivering to the citizens of Florida a new world class transportation system that will enhance Central Florida's position in the new world economy."

The Fluor-Bombardier bid includes *JetTrain* technology, the first non-electric, high-speed rail solution designed specifically for the American market. Powered by a jet engine, *JetTrain* equipment operates at 150 miles per hour and meets all American safety standards for high-speed rail. The *JetTrain* locomotive is the result of a public-private development partnership that began in 1998 between Bombardier Transportation and the Federal Railroad Administration (FRA) in the United States.

* Trademark of Bombardier Inc. and/or its subsidiaries

FLUOR. BOMBARDIER

The Fluor-Bombardier bid team is a 50/50 partnership of two of the world's leading companies. Fluor's transportation unit has significant experience in developing public-private partnerships with states and national governments around the world to bring the benefit of private-sector management, expertise and financing to the delivery of public services. Projects recently completed or currently under way include the first high-speed rail project in The Netherlands and public-private partnerships with the states of Virginia, Texas, Colorado and South Carolina.

Consistently rated as one of the world's safest contractors, Fluor's primary objective is to develop, execute, and maintain capital projects on schedule, within budget, and with operational excellence.

Bombardier Transportation manufactures 20 different intercity and high-speed products, including seven different high-speed locomotives. It has participated in the development of many of the world's leading high-speed rail systems, including four different TGVs, the ICE trains used in Germany and the Netherlands, Italy's ETR 500, China's Xinshisu, Spain's AVE 102 and America's Acela.

Next steps for Fluor-Bombardier will be to begin negotiations to conclude the contract. The system is expected to be operational by 2009.

Fluor Corporation, with headquarters in Aliso Viejo, California, is one of the world's largest publicly owned engineering, procurement, construction, operations, maintenance and project management companies. With a network of offices in more than 25 countries and total employment of more than 30,000, Fluor specializes in the design-build-finance-development-maintenance of rail or transit system, major highways and toll roads, airports and aviation systems, water treatment or port facilities around the world. Among its many worldwide projects, it is part of the team that is designing, building and will maintain the first high-speed rail system in the Netherlands, developed as a public-private partnership involving billions of dollars in private financing. Fluor (NYSE: FLR) is a *Fortune* 500 company with revenues of $10 billion US in 2002. For more information, visit www.fluor.com.

FLUOR. BOMBARDIER

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For more information on the Fluor-Bombardier proposal, visit www.bombardier.com/fluor.

***

For information: **Cory Tilley or Courtney Whitis**
(850) 443-7476

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER AWARDED CDN $292-MILLION CONTRACTS FOR AN EXTENSION TO THE LAS VEGAS AUTOMATED MONORAIL SYSTEM

Montréal, October 28 2003 – A Consortium, comprising Bombardier Transportation and Granite Construction Company, has been awarded a design-build-equip contract by Transit Systems Development LLC for a 3.6-km (2.25-mi.) extension to the Las Vegas Resort Corridor Monorail system that is currently being built by the Consortium. In addition, Bombardier will operate the system for an initial five years with two renewable 5-year options. Bombardier will be responsible for all of the electrical and mechanical systems for the fully automated Downtown Extension, including 20 additional driverless monorail cars. Subject to financial close, notice to proceed is expected in summer 2004. The anticipated completion date of the Downtown Extension is summer 2007.

The design-build-equip contract awarded to the Consortium is valued at approximately CDN $440 million (US $336 million) and Bombardier's share is approximately CDN $178 million (US $136 million. Additionally, the 5-year Operations and Maintenance contract awarded to Bombardier carries a value of CDN $114 million (US $87 million).

Patrice Pelletier, President, Total Transit Systems, Bombardier Transportation, commented, "The Las Vegas Monorail project demonstrates the remarkable value of public private partnerships and Bombardier's advanced automated monorail technology, which helps to set the stage for future projects in Seattle and around the world." He added, "the Downtown Extension is an essential phase of the Regional Transportation Commission (RTC) of Southern Nevada's comprehensive transportation plan that will ensure easy and efficient access for the 40 million visitors to the City every year.

Bombardier Transportation's scope of work includes overall system design, vehicles, systems engineering and integration, supply of train control, communications and power supply systems, automatic fare collection, and testing and commissioning.

The previously awarded 6.4-km (4-mile) monorail for the Resort Corridor, contracted to the Consortium in September 2000, is expected to enter revenue service in early 2004.

The dual-lane system links seven stations and services the entire east side of the Las Vegas strip, including the Las Vegas Convention Center. Its fleet of 36 driverless monorail cars, to be operated in nine 4-car trains, is scheduled to be delivered by the end of October 2003. Connecting to the Resort Corridor monorail at Sahara Station, the new Downtown Extension will feature four new stations and will terminate in downtown Las Vegas.

Bombardier Transportation is recognized worldwide for its superior expertise in systems engineering and integration. Since the early 1970's, Bombardier has delivered more than 45 turnkey rapid transit and people mover systems on four continents, including the San Francisco International Airport Automated People Mover (APM), USA, SkyTrain's Millennium Line extension in Vancouver, Canada, and the most recent award of Taipei's fully automated Neihu Line in Taiwan. This latest contract for the Las Vegas Downtown Extension clearly establishes Bombardier Transportation's worldwide leadership position in fully automated monorail technology.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

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NOTE TO EDITORS: A photo is available on our Website at the following address: http://www.transportation.bombardier.com/photography.jsp

For information: Hélène V. Gagnon
Director, Public Affairs, North America
Phone: 450 441 8156

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER OFFICIALLY SIGNS CONTRACT FOR 46 BOMBARDIER FLEXITY OUTLOOK TRAMS FOR BRUSSELS

Montreal, October 30, 2003 — An official signing ceremony was held today in Bruges, Belgium to mark the selection of Bombardier Transportation by the Board of Directors of the Brussels transport authority (STIB) for the delivery of 46 *Bombardier* FLEXITY** Outlook trams for the city of Brussels. Pierre Lortie, President and Chief Operating Officer of Bombardier Transportation and Werner Daem, Chairman of the Board of the STIB, officially signed the contract jointly with Walter Grawenhoff, President, Light Rail Vehicles of Bombardier Transportation, and Alain Flausch, Administrator and general director of STIB, in the presence of Jos Chabert, Minister of Transport of the Government of Brussels-Capital.

The contract includes the overhaul and the corrective maintenance of the vehicles' bogies and propulsion equipment for a period of 15 years. The total value of the contract is approximately $191 million Cdn (125 million Euros), including $162 million Cdn (106 million Euros) for the vehicles and $29 million Cdn (19 million Euros) for the overhaul services. Within this agreement STIB has the possibility to order further batches of a minimum of 10 vehicles per series during a period of five years. The delivery of the 100% low-floor trams is expected to take place between June 2005 and February 2007.

On the occasion, Bombardier Transportation President Pierre Lortie commented: "The *FLEXITY* Outlook vehicles offer an innovative design, state-of-the-art technology and increased passenger comfort for a city of high international standard like Brussels. The new trams will undoubtedly emphasize the respected and reliable image of STIB."

Production of the vehicles will be undertaken by Bombardier mainly at its facility in Bruges, Belgium; the bogies will be produced at its Siegen site and the propulsion at its Mannheim facility, both in Germany.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montreal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademark(s) of Bombardier Inc. or its subsidiaries

* * *

NOTE TO EDITORS: A photo is available on our Website at the following address: **http://www.transportation.bombardier.com/photography.jsp**

For information: Lydia Dufresne
Media Relations
+450 441 8130